UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2018

Legion M Entertainment, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1996711
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Legion M Entertainment, Inc. 1801 Century Park East, 24th Floor Los Angeles, CA 90067

 (Full mailing address of principal executive offices)

833-534-4666

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on May 9, 2018. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2018 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2018.

Operating Results

Our revenues for the six months ended June 30, 2018 (“Interim 2018”) were $18,676. The revenues from the six months ended June 30, 2017 (“Interim 2017”) were $25,998. Cost of net revenue for Interim 2018 and Interim 2017 were $13,018 and $19,545, respectively. Accordingly, we had a gross profit of $5,658 for Interim 2018 compared to gross profit of $6,453 for Interim 2017.

In Interim 2018 we had five projects capitalized (see PROJECTS below for more information) on our Balance Sheet – none of which came to fruition during the reporting period. Revenue for Interim 2017 and Interim 2018 was primarily derived from merchandise sales. While we believe that merchandise is a long-term revenue source we hope to grow over time, during Interim 2018 it was not a primary focus. As such, we don’t believe Interim 2018 revenue numbers are particularly meaningful.

For Interim 2018, operating expenses were $1,102,524, a 25% increase over Interim 2017 expenses of $881,735. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g. legal, accounting, etc.), travel expenses, general and administrative, and depreciation.

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The largest component of our operating expenses is the combined costs associated with compensation and benefits to employees and independent contractors. This cost was $621,569 for Interim 2018 and $503,217 for Interim 2017. As of June 30, 2018, we had six full-time employees, five regular part-time employees/contractors and a variety of part-time employees/contractors that we use on an as-needed basis.

The primary reason for the increase from Interim 2017 to Interim 2018 is the hiring of one additional full time employee and one regular part-time employee, as well as making greater use of part-time employees on an as-needed basis. We also had $40,880 worth of additional non-cash Stock compensation costs in Interim 2018 vs. Interim 2017, which can be found in our Statement of Cash Flows.

Our next largest expense was sales and marketing. In Interim 2018, these costs were $298,468, an increase of $19,012 from Interim 2017’s expense of $279,456. These expenses vary greatly from month to month. For example, during our equity crowdfunding campaigns (including the beginning of Round 2 in Interim 2017 and the beginning of Round 3 in Interim 2018) we often use online advertising to market the fundraising opportunity. When our projects are released (including Bad Samaritan in Interim 2018 and Colossal in Interim 2017), we often spend money to market the project, which has the added benefit of creating exposure for Legion M. We have also produced Legion M events and activations at comic cons and film festivals (e.g. Legion M Live Lounge at Sundance 2018) that have costs associated with them, although whenever possible we work with sponsors to offset or cover these costs.

The primary driver of the increase in in sales and marketing costs from Interim 2017 to Interim 2018 is the difference in costs of promoting Bad Samaritan compared to Colossal. However, it’s worth noting that some of the marketing expenditures for Bad Samaritan in Interim 2018 have been treated as an “in-kind” investment as part of the film’s P&A fund. That means those expenses have the potential to be recouped and can could even earn a return. Bad Samaritan was the first of our projects to use this structure, but it’s one we hope to use more in the future.

The remainder of our operating expenses included: professional fees ($70,410 for Interim 2018 and $42,774 for Interim 2017); travel expenses ($64,243 for Interim 2018 and $30,578 for Interim 2017); general and administrative expenses ($42,994 for Interim 2018 and $21,072 for Interim 2017); and depreciation ($4,840 for Interim 2018 and $4,638 for Interim 2017). In total, these expenses increased from $99,062 in Interim 2017 to $182,487 in Interim 2018.

The primary driver of this increase were the costs of promoting Bad Samaritan (reflected in travel and general and administrative); however, as discussed above, some of these expenses are considered part of our “in-kind” investment in the project. The second largest factor was increased accounting costs (reflected in professional fees) required for compliance with Regulation A crowdfunding reporting rules.

Legion M is following GAAP standards for capitalizing costs on projects where we expect a financial return over time. As of June 30, 2018, we had five projects (“ICONS”, Field Guide to Evil, Mandy, Bad Samaritan and “Pitch Elevator”) on our balance sheet as “Investments” representing $400,841, a 36% increase over the amount ($294,571) on the balance sheet at the end of Interim 2017. Interim 2018 includes capitalized costs for two projects (Mandy and Bad Samaritan) that began after Interim 2017, replacing two projects (Colossal and “Celebrating Stan Lee”) that concluded prior to Interim 2018.

These capitalized projects represent the “bets we still have on the table.” It’s impossible to predict with certainty what the financial return of each project will be. For example, the return on a feature film is dependent upon the success of the film, and the return on a TV project is dependent upon the series being sold. As Hollywood is a hit driven business, the returns on any given project wildly vary. In accordance with GAAP standards, the amount carried on the balance sheet reflects the amount of our investment, and are carried at these amounts if and until we determine that our investment will not produce enough future cash flows (under a discounted cash flow model) to recover our investment. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

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As a result of the foregoing factors, as well as other expenses, our net loss for Interim 2018 was $1,096,866, a 25% increase over the loss of $875,338 in Interim 2017.

Management Evaluation of Operating Results

When reviewing the financials above, one might wonder “why would I invest in a company with almost no revenue and expenses totaling millions of dollars per year?” This is a very valid question, and one that we as a management team must ask ourselves as well. After all, we’re investing in Legion M alongside you—not just with money but also our jobs, reputations, and careers.

When evaluating early stage start-ups, it’s typically more important to look at potential for GROWTH than near-term revenue, particularly for the sort of transformative startup (e.g. Facebook, Google, Telsa) that Legion M aspires to become. If you had the ability to go back in time and invest in Facebook when it was run by a teenager out of a Palo Alto flop house, you wouldn’t invest because of the P&L–you’d invest in the vision. The venture capitalists that did ended up doing quite well.

Note that we’re not trying to say that focusing on growth guarantees success. For every Facebook or Google there is a Pets.com or WebVan, plus countless other companies that failed before you ever learned their names. Investing in startups is inherently high risk, but if you pick the right one, there is potential for high rewards. We believe the key to “picking the right one” is evaluating both the power of the company’s vision and the team’s ability to execute on it.

What Legion M is attempting has never been done before—in fact it was never possible before advent of the JOBS Act. For the first two-and-a-half years of our existence, we’ve focused on proving (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of:

•	We’ve proven that we can grow our community. We nearly doubled our investor base from 2016 to 2017, and as of this writing (September 2018) we expect to double again in 2018.
•	We’ve proven that Legion M is exceptional. With over 10,000 investors (as of September 2018), we are one of the most successful companies in JOBS Act History.
•	We’ve proven that we can get access to top quality projects with A list stars like Anne Hathaway, David Tennant, and Nicolas Cage. We’ve also proven we can develop projects of our own that attract Tier 1 talent including Stan Lee and Kevin Smith.
•	We’ve proven that we can get fans out to theaters, organizing hundreds of meetups all over the country to support the opening of our films.
•	We’ve proven that we can make an impact on ticket sales, and have glowing references from producers we’ve worked with including Dean Devlin (creator of Stargate and Independence Day) and actor/producer Elijah Wood.
•	We’ve vetted our idea with industry veterans – many of whom (Leonard Maltin, Tim League, Lisa Taback, Andrew Cosby, etc.) have agreed to join our advisory board. Dean Devlin—a writer/producer/director responsible for billions of dollars of ticket sales across the globe went so far to as to say, “Legion M is the Future of our Industry.”
•	We’ve proven that we can generate substantial revenues, having generated $325,000 in sponsorships for our “Celebrating Stan Lee” event in July of 2017.
•	We’ve shown that we can sell merchandise, with over $100,000 worth of merchandise sales (as of June 30, 2018) from the Legion M store.
•	We’ve proven that we can develop tools and technology (e.g. SCOUT, M-Pulse, The Hive, etc.) that allow us to harness the power of a Legion of fans.

The first step for a first-of-its-kind company is proving that it is viable. The projects Legion M has invested in to-date are prototypes. And while the revenues today are small and sporadic (i.e. none of our investments came to fruition in Interim 2018), they prove that even at an early stage, Legion M not only has access to the type of projects we’re looking for, but also an ability to execute and influence their success.

Our next stage is about scaling. We’ve seen the power of a Legion of 10,000 fans. Now our mission is to grow it – to 20,000, to 50,000, to 100,000, and beyond.

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Scaling Effects of Legion M Projects

Due to business sensitivities in our industry and the confidentiality requirements of our partners, we do not release financial information for individual projects. However, these numbers in aggregate strongly influence the gross profit/loss on our Income Statement as well as the “Investment Asset” line on our Balance Sheet.

In calculating the expenses of our projects, we account for both the money (i.e. cash investments and money spent on marketing, travel, etc.) and time (e.g. the proportional cost of staff salaries who are working on the project) spent on them. It’s important to note that at this stage in our development, the financial investments we make in projects are relatively small compared to the amount of time we spend on them. However, it’s also important to note that these two expense categories scale very differently. The best way to illustrate this is to use a simplified hypothetical example:

Legion M makes a P&A (Print and Advertising in industry language) investment of $100,000 in a feature film, with a return based on the success of the film. As part of the deal, we agree to host opening weekend meetups around the country, which cost us $5,000 worth of man hours to support and $5,000 worth of travel expenses. We also have $5,000 worth of legal, business development and management expenses associated with the project. In total, we’ve invested $115,000 in the project.

The film is released and provides Legion M a 15% ROI on our 100K investment. When the final numbers are tallied, we invested $115K and received $115K in return, making the project break-even.

While the example above is both fictional and vastly simplified, it is representative of a type of deal that Legion M has engaged in. We provide it to illustrate two points that we believe are important to keep in mind when evaluating our company at this stage:

•	As we grow, we expect the amount of money we invest in projects to get larger, whereas we expect the time we spend supporting them to stay relatively fixed (or in some cases go down due to the development of processes and infrastructure). In the example above, if we’d invested $1 million in the film instead of $100K and spent the same amount of money on time, travel, legal, etc. we’d end up with $135K in net profit instead of break-even. As we grow our investor base and have more access to capital, we expect to be able to take larger positions in projects, reducing the financial significance of the costs we spend supporting them, and improving our chances of profitability when a project is successful.

•	As a new company with very little money to invest and very little track record to show what we’re capable of, our negotiating strength is currently at its lowest. As we increase the size of the Legion, demonstrate our capabilities, and grow our capital reserves, we expect our negotiating position to strengthen over time, allowing us to negotiate increasingly favorable terms.

Just as you wouldn’t judge an automotive company based on the profitability of its prototypes, we believe the best way to evaluate Legion M’s first projects is with an eye to the future. The projects we have now are prototypes that allow us to better understand our business and demonstrate to investors and partners what a fan-owned company is capable of. The work we do on these projects helps us grow the Legion and level up to larger projects in the future. In the two-and-a-half short years we’ve been operating, we have already seen dramatic improvement in both our access to opportunities and our ability to execute on them.

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Operating Philosophy

In conjunction with the numbers in our financials, we thought it might be useful to explain how we think about our business. In general, we consider our expenses to fall in one of four categories:

Management and Overhead

These are the “costs of doing business”—things like office space, accounting, management, human resources, IT, etc. Our goal as we grow is to keep these expenses as low as reasonably possible. For example, having a small, tight-knit team minimizes the need for management overhead and infrastructure. We don’t have administrative assistants, fancy office space, or the layer of management and infrastructure required for a larger organization. We travel coach class on discount airlines, and double up in hotel rooms or even crash on friend’s couches whenever possible to save on travel costs. We want to spend every dollar we can on things that grow the value of the company.

Growing the Legion

At this point in the company’s development, we believe that growing the size of our community is the single best way for us to increase the value of our company. That’s because the strength, power, and value of our company depends on the size and strength of our community.

We’ve already seen this in effect. In comparison with other media and entertainment companies, Legion M is a very small company with extremely tight budgets. That said, the fact that we are owned by fans has opened doors for us to work with some of the biggest names in the business including Dean Devlin, Stan Lee, Kevin Smith, Elijah Wood, Nicolas Cage, Anne Hathaway, Bill Duke, Andrew Cosby, Tim League, Tom Quinn, Leonard Maltin, and many more. The larger and stronger the Legion, the more money we’ll have to invest, and the more power we’ll have to move the needle on the projects we get involved in.

Everything we do – from the projects we invest in to the activations we do at comic cons and film festivals – is done with an eye towards how it can help us grow our Legion of members and investors.

Project Expenses

The financing, development, and monetization of entertainment projects is the engine that will eventually drive our business. To date, this includes external projects (Colossal, Mandy, Field Guide to Evil, and Bad Samaritan) that we invest in, as well as internal projects (“ICONS: Face To Face,” “Pitch Elevator,” “Evermor,” “Malice,” “Airship Cowboys,” and our “Celebrating Stan Lee” event) that we develop ourselves.

At this point in the company’s development, we see each project as a stepping stone to help us grow the Legion and establish Legion M in the industry. As described above (see Financial Effects of Legion M Projects), the amount of money we’re able to invest in our early projects is relatively small, which means that much of the value we receive comes from the strategic value each project provides. We see these early projects as prototypes that allow us to better understand the opportunities and challenges of a company owned by fans.

Internal and Business Development

This is the equivalent of “R&D”—the resources we spend cultivating and developing new projects and opportunities. Some examples include:

•	Creating and cultivating relationships with partners who may have projects we’re interested in, or might be interested in our projects

•	Negotiating partnerships

•	Reading and evaluating scripts and project proposals

•	Developing internal ideas (e.g. brainstorming, writing treatments, packaging projects, etc.) and external ideas (e.g. spec scripts, TV pitches, etc.) with our partners

•	Pitching projects to potential buyers and/or financiers

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Future Considerations

As described above, our goal is to keep overhead expenses as low as possible so we can maximize the amount of money spent on growing the Legion and developing entertainment projects. That said, over time we expect some increases in our operating expenses in the following areas:

•	Having successfully proven many of the key tenants of our proposition, we now consider Legion M in a growth phase. As such, we expect to accelerate spending on marketing that will help grow the Legion M community.

•	As we grow, we may add additional staff and/or part-time employees/contractors to execute our business plan. We currently have one open position for a social media manager, and we expect to have more as the company matures.

•	Currently our team primarily works remotely, and while we pay a monthly fee for conference room space in Century City, CA, we don’t have costs associated with dedicated office space (e.g. rent, utilities, furniture, reception staff, etc.). As we continue to grow, our needs may change, which could increase our monthly fixed costs.

Our Projects

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period’s gross revenues for such production bear to management’s estimate of its total remaining ultimate gross revenues. The company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Development costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates.  As a result, the company' financial results fluctuate from period to period.  If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value.  No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

As of July 31, 2018, we have a number of publicly announced projects on our slate:

•	ICONS: Face To Face, a VR Interview Series

•	Pitch Elevator, a Digital Series

•	Three Feature Film/TV Series Co-Financing Projects:

o	Field Guide to Evil

o	Mandy

o	Bad Samaritan

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•	Seven Feature Film/TV Series Development Projects

Icons: Face To Face

ICONS: Face to Face is what we believe to be a first-of-its-kind virtual reality interview series that allows fans to stand face to face with the luminaries, titans and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world.

Imagine if you could go back in time and spend an hour with William Shakespeare, Joan of Arc or Martin Luther King, Jr.? Today's technology gives us an unprecedented opportunity to capture and preserve the legacy of today's icons - told in their own voice and defined on their own terms. By building a library of interviews, Legion M aims to preserve these stories in a way that can inspire people all around the globe; now and for generations to come!

In January 2017, Legion M filmed the pilot episode of the ICONS series featuring the legendary Stan Lee. Considered by many to be one of the greatest storytellers of our time, Stan is the co-creator of the Marvel Universe including Spiderman, The X Men, The Avengers, The Fantastic Four, The Incredible Hulk, Iron Man, Dr. Strange, and many, many more. At 94 years old, Stan has amazing energy and a singular point of view on life and love, success and failure, and the little-known origin stories of some of the most popular characters of all time.

In addition to Stan, we also had the opportunity to interview Joan Lee, his wife of nearly 70 years. Joan provided a completely different lens through which to view a man who is loved by so many. Unfortunately, Joan died in the summer of 2017, and Legion M owns what we believe to be her last interview – and likely her only virtual reality interview. The host and interviewer for the pilot was director, actor, author and comedian Kevin Smith—a pop culture Icon in his own right. The experience was shot in Stan Lee’s Los Angeles home.

In capturing these once-in-a-lifetime interviews, we used state of the art technology designed to maximize the fidelity of the footage. The resolution of the camera/lens combination captured footage at the threshold of human perception, which we believe will help future-proof it as virtual reality continues to undergo technological advancements. The cameras were positioned very close to Stan and Kevin, putting the viewer at the center of an intimate conversation with a 360-degree view of the room in Stan’s home where the interview took place. We expect this footage will provide value for generations to come.

We’ve hired experienced virtual reality producer Brian Seth Hurst of StoryTech Immersive (PBS’s My Brother’s Keeper) to move the development, distribution and monetization of the project forward. We are currently in discussions with several interested partners for distribution and monetization.

Pitch Elevator

Anybody can have a great idea for a movie or TV show but very few people have the connections necessary to get those ideas made. Legion M aims to change that with Pitch Elevator.

In October of 2016, we built a full-size elevator set on the show floor of Stan Lee’s Los Angeles Comic Con. Inside were two cameras, a cameraman and a countdown timer. Guests were invited to step inside and give a two-minute pitch for their movie, television show or virtual reality idea.

We captured over 200 pitches at Comic Con, and over 200 more during an online submission period. We then built an online game that allows members of the Legion to evaluate, rank and vote on these pitches. Over the course of multiple rounds, we are currently narrowing the field down to the top 10 pitches, each of whom will win a prize package plus the once-in-a- lifetime opportunity to pitch their idea to a panel of Hollywood insiders. The best of these pitches will win a development deal with Legion M.

We had a camera crew present at Comic Con that allowed us to capture unscripted footage of the entire event. We have packaged the entire experience into a treatment for an unscripted television or web series that we are currently pitching to interested studios and brands. We feel this is a great project for Legion M as it provides both in-venue activation opportunities and compelling content that help promote Legion M. We are pitching the project to potential partners to turn the idea into a digital special, series or TV show.

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Feature Film/TV Series Co-Financing

While our development fund is not yet large enough to fully finance a feature film or television project, the prospect of having Legion M co-finance a project has proven appealing to many potential partners. We are in discussions with several partners about having Legion M participate in projects that are already in development, production, or which are already completed. As of July 31, 2018, Legion M has four active projects on our slate:

•	In early 2017, we invested in production financing for the horror anthology feature film The Field Guide To Evil, which went into pre-production on March 31, 2017. The film had its world premiere at the South By Southwest 2018 Film Festival, and is currently being represented by CAA for distribution. Legion M is working directly with the film’s producers to create activations and opportunities for our investors and members to engage with this project, including filming two Facebook Live interviews with the filmmakers in March of 2018. We expect the film to release in late 2018 or early 2019.

•	In 2017, we invested in the production financing of the feature film Mandy, directed by Panos Cosmatos and starring Nicolas Cage, Andrea Riseborough, Linus Roache, and Bill Duke. The film opened the midnight section of the 2018 Sundance Film Festival, and ended up being one of the best reviewed films of the festival. Legion M partnered with SpectreVision, Umedia, and XYZ Films to finance both the film and the score, which was one of two-time Academy Award nominee Jóhann Jóhannsson’s final works before his death in 2018. The movie was picked up for distribution by RLJ films and had a theatrical release in September of 2018.

•	In 2018, we partnered with Dean Devlin’s production and distribution company Electric Entertainment, Inc., forging an innovative P&A (print & advertisement) investment for the release of their feature film Bad Samaritan starring David Tennant and Robert Sheehan. The film released on May 4th, 2018 on over 2,000 screens in North America. In support, Legion M volunteers organized over 130 opening weekend meetups around the country.

Feature Film/TV Series Development

As of June 30, 2018, Legion M has approximately seven different publicly announced projects in early stage development, including the unscripted television series “Stunt Team: Drive” and “Upside,” as well as three narrative television projects (“Airship Cowboys,” “Malice,” and “Evermor”) that were publicly announced in March of 2018. Our development projects consist of either original concepts that we have created or existing IPs with which we are negotiating or have secured a partnership. Our goal is to develop these ideas and sell them to a studio, production, or distribution partner.

Liquidity and Capital Resources

In May of 2018, Legion M launched our third round of equity crowdfunding under Regulation CF. During Interim 2018, we raised a total of $636,156 to continue funding the company’s operations. Note that due to the timing of closing activities with our funding platform (see note 4), $254,074 of the funds from these investments were not received until the second half of 2018.

Subsequently, the round ended oversubscribed on July 27th, 2018, raising approximately $902,000, the maximum allowable for Legion M at the time under Regulation CF.

As of June 30, 2018, had $ 220,173 in cash, and are expecting to receive approximately $550,000 worth of funds from escrow when closing our Regulation CF fundraising round. We have filed for an additional round of crowdfunding to raise up to $2.5 million under Regulation A. At the time of this filing, that offering has not yet been qualified by the Securities and Exchange Commission. We do not currently have any loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged.

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Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the company. We believe that could make us one of the most influential companies in Hollywood.

That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We’ve had three successful rounds of equity crowdfunding so far, and are planning more in the future. If we fail to raise adequate funds from this or future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

Trend Information and Planned Operations

General Industry Trends

Film, television and digital entertainment is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best known corporations in the world (e.g. Disney, Sony, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios, to networks and distribution companies.

As the industry grows, it’s constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT (“over the top”) services such as, Netflix, Amazon and Hulu, entertainment content distributed by wireless phone carriers, new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as, PPV (pay per view), VOD (video on demand), and SVOD (subscription video on demand).

We believe that disruption of the entertainment market has created (and will continue to create) an unprecedented opportunity for a fan-owned company like Legion M. That’s because no matter how the technology or industry landscape changes, the one thing that remains constant is the importance of the audience. It’s the collective eyeballs and wallets of viewers around the world that fuel the entire industry. We believe that by building a company owned by fans we’re creating a strategic advantage resilient to changes in technology and consumer behavior and building a business that can stand the test of time.

Company Trends and Activities

The following section contains a discussion of some, but not all, of our planned activities in the coming months. There’s no guarantee that we’ll follow this plan, or be able to execute it successfully. As a startup, our plan is constantly changing and evolving as we react to current opportunities and market conditions. That said, the activities below may be useful in understanding our current thinking.

Growing the Legion/Fundraising

At this point in the company’s development, we believe that growing the size of our community is the single best way for us to increase the value of our company. That’s because the strength, power, and value of our company depends on the size and strength of our community. As our Legion of fans grows, so will our access to high quality entertainment projects and our ability to market and support these projects.

Growing the number of investors in the company is also critical in that it provides the capital necessary for our growth. We’re also considering the prospect of bringing in a round of strategic investors who can increase our capital reserves and help us find and fund new projects.

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Since we’re a relatively new company, marketing and public relations are extremely important tools for us to grow the Legion. In general, we plan to spend up to 25% of the money we raise from our crowdfunding offering marketing and promoting the Legion. The money we spend on marketing builds our brand, enhances our public visibility, and grows our community. This in turn drives growth of the Legion, and increases our competitive advantage. Some of the primary marketing channels we expect to use include:

•	Online advertising;

•	Attending and/or exhibiting at conventions and film festivals;

•	Community events (i.e. Meetups);

•	Creating and encouraging viral sharing opportunities for our members;

•	Public relations, including speaking on panels and creating bylines for publication;

•	Sponsoring of events/activities;

•	Referral programs; and

•	Developing, printing, and distributing promotional materials (i.e. promo cards, buttons, stickers, etc.) that enable members of our Legion of fans to help spread the word.

Our marketing costs fluctuate heavily based on business conditions. If a method of marketing is successful (meaning that it is effective at growing the Legion) we can turn it up. If it’s not effective, we can turn it down or even shut it off completely.

It’s worth noting that many of our projects also serve as excellent marketing vehicles for the company. For example, the work we do promoting films like Colossal, Bad Samaritan, and Mandy results in significant exposure for Legion M. The same is true for our “Celebrating Stan Lee” event, which garnered an estimated 11 million media impressions.

Project Development

Aside from growing the Legion, we expect to continue developing entertainment projects. The amount of money we invest in projects will depend heavily on the results of our future fundraising rounds. Our budgets today are typically measured in hundreds of thousands of dollars. In general, we’ve seen an upward trend in our budgets as the company and our capital resources have grown. We hope that trend will continue.

Our goal as a company is to maintain a slate of projects that is diversified across genre (i.e. comedy vs. horror), medium (i.e. feature films vs. TV vs. virtual reality) and risk (i.e. high risk, early stage projects vs. lower risk, late stage projects). The range of projects on Legion M’s slate is quite large and is likely to evolve over time. As of June 30, 2018, our current activities include:

Developing and Producing Legion M’s own Entertainment Projects

We have several entertainment projects currently in development/production that we hope to monetize in the coming years. These include our “ICONS: Face To Face” virtual reality interview series with Stan Lee, our “Pitch Elevator” digital series, our “Airship Cowboys,” “Malice,” “Stunt Team: Drive,” and “Evermor” TV projects, and other television, movie and virtual reality projects that have not yet been announced. In addition, we also may produce future events like our Stan Lee Handprint Ceremony.

Co-Producing/Investing In External Entertainment Projects

We have developed relationships with several partners that may allow us to co-produce or invest in their entertainment projects. Examples of such projects include the feature films Colossal, Field Guide to Evil, Bad Samaritan and Mandy. Our ability to partner on these types of projects will be heavily dependent upon how much money we raise for our project development fund.

Business Development

Since inception, Legion M has seen steady growth in our access to partners and deals. We plan to continue investing in business development to generate business and marketing opportunities for Legion M. This activity consists of sourcing entertainment projects, sourcing distribution channels, producing events and marketing opportunities, networking with potential advisory board members and/or board of directors’ members and potential marketing partners.

11

Harnessing the Power of the Community

One of Legion M’s foremost assets is our community of investors and members. We’ve seen firsthand how the talents and efforts of our most enthusiastic investors can be used to contribute to the success of THEIR company. As such, we are constantly seeking ways to engage our community and expect to continue devoting time and resources to developing tools, infrastructure, and processes that allow us to harness its power. Some examples include:

•	Meetup Maker: an online tool that allows Legion M volunteers to organize local meetups in their area for movie premieres, and other Legion M meetups.

•	SCOUT: an online system that allows Legion members/investors to become Legion M scouts and help evaluate potential projects at film festivals.

•	Mogul: an online system that enabled Legion M members/investors to rate and evaluate over 400 pitches as part of the Pitch Elevator project.

•	M-Pulse: an online system that allows Legion M investors to rate and evaluate Legion M’s past, present, and future slate of projects.

•	Legion M Members-Only Facebook Group: a Facebook group that gives members and investors of Legion M the opportunity to communicate directly with the Legion M executives and staff.

•	Legion M forums: Online forums built and maintained by Legion M volunteers with dozens of rooms covering everything from Legion M development to local interest groups.

•	The Hive: A working group providing Legion M members/investors an opportunity to participate and contribute to Legion M’s PR goals.

•	The Sponsorship Program: A program that allows Legion M members/investors to earn sales commissions on sponsorships of Legion M events.

Item 2.

On September 27, 2018, Legion M amended its amended and restated Certificate of Incorporation and amended and restated its bylaws. The Certificate of Amendment and the amended and restated bylaws are attached as exhibits 2.2 and 2.3, respectfully.

12

Item 3.

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements

June 30, 2018 and December 31, 2017

13

Legion M Entertainment, Inc.

TABLE OF CONTENTS

14

Legion M Entertainment, Inc.
Balance Sheets
As of June 30, 2018 and December 31, 2017

	As of June 30, 2018 (unaudited)	As of December 31, 2017 (audited)
ASSETS
Current assets:
Cash	$220,173	$611,755
Other receivable	1,046	58,131
Subscriptions receivable in escrow	254,074	74,691
Inventory	15,498	11,471
Accounts receivable	12,000	-
Prepaid expenses	35,244	65,976
Total current assets	538,035	822,024

Non-Current assets:
Property and equipment, net	23,579	28,419
Investments in productions	400,841	303,791
Total non-current assets	424,420	332,210
TOTAL ASSETS	$962,455	$1,154,234

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$167,034	$58,923
Deferred revenue	183	10,343
Accrued expenses	14,924	10,131
Total current liabilities	182,141	79,397
Total liabilities	182,141	79,397

Stockholders' equity:
Class A common stock, $0.0001 par, 17,000,000 authorized, 526,940 and 447,818 issued and outstanding at June 30, 2018 and December 31, 2017, respectively	50	44
Class B common stock, $0.0001 par, 3,000,000 authorized, 1,637,243 issued and outstanding, 1,163,600 vested at June 30, 2018 and 1,639,243 issued and outstanding, 981,258 vested at December 31, 2017	165	165
Additional paid-in capital	5,072,285	4,269,949
Accumulated deficit	(4,292,188)	(3,195,321)
Total stockholders' equity	780,314	1,074,837
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$962,455	$1,154,234

See the accompanying notes, which are an integral part of these unaudited financial statements.

15

Legion M Entertainment, Inc.
Unaudited Statements of Operations
For the six months ended June 30, 2018 and 2017

	For the six months ended June 30,
	2018	2017

Revenue	$18,676	$25,998
Costs of net revenues	13,018	19,545
Gross profit	5,658	6,453

Operating expenses:
Compensation and benefits	573,464	449,477
Sales and marketing	298,468	279,456
Independent contractors	48,105	53,740
Professional fees	70,410	42,774
Travel expenses	64,243	30,578
General and administrative	42,994	21,072
Depreciation	4,840	4,638
Bad debt	-	-
Total operating expenses	1,102,524	881,735
Loss from operations	(1,096,866)	(875,282)

Other expenses:
Interest expense	-	56
Interest expense - conv. note discount	-	-
Total other expenses	-	56
Net loss	$(1,096,866)	$(875,338)

Weighted average common shares:
Basic and Diluted	2,112,673	1,827,684

Earnings per share:
Basic and Diluted	$(0.52)	$(0.48)

See the accompanying notes, which are an integral part of these unaudited financial statements.

16

Legion M Entertainment, Inc.
Unaudited Statements of Cash Flows
For the six months ended June 30, 2018 and 2017

	For the six months ended June 30,
	2018	2017
Cash flows from operating activities
Net loss	$(1,096,866)	$(875,338)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,840	4,638
Stock compensation expense	197,024	156,144
Fair value of warrants issued for marketing services	31,460	66,590
Changes in operating assets and liabilities:
Increase in other receivables	57,085	(27,561)
Increase in deposits	-	(4,337)
Increase in inventory	(4,027)	(1,047)
Increase in accrued revenue	-	(1,000)
Increase in accounts receivable	(12,000)	-
Increase in prepaid expenses	30,732	(1,366)
Decrease in accounts payable	108,111	142,922
Increase in deferred revenue	(10,160)	61,585
Increase in accrued expenses	4,793	(7,020)
Net cash used in operating activities	(689,008)	(485,790)

Cash flows from investing activities
Investments in productions	(97,050)	(294,571)
Net cash used in investing activities	(97,050)	(294,571)

Cash flows from financing activities
Proceeds from issuance of Class A common stock	461,080	300,317
Offering costs	(66,604)	290,884
Principal payments on note payable to related party	-	(8,374)
Net cash provided by financing activities	394,476	582,827
Net change in cash	(391,582)	(197,534)

Cash at beginning of period	611,755	638,309
Cash at end of period	$220,173	$440,773

Supplemental disclosure of cash flow information
Cash paid for interest	$-	$56

  See the accompanying notes, which are an integral part of these unaudited financial statements.

17

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2018, June 30, 2017, and December 31, 2017, and for the six-month periods ended June 30, 2018 and 2017

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company”), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company.  The Company is working with Hollywood creators and producers to develop and monetize content. The Company’s mission is to empower creators to push the boundaries and empower fans to be a part of the content they love.  The Company is developing a slate of entertainment projects, including, but not limited to, feature films, TV series, virtual reality projects, games, and web series.

Revenue totaled $18,676 and $25,998 for the six-month periods ending June 30, 2018 and 2017, respectively. The Company’s activities for the six-month period ending June 30, 2018 have consisted of growing the size of the Legion M community, developing projects, R&D, raising capital, business development, building infrastructure, and marketing for principal operations as well as our projects. The Company is dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that is in early growth phase and therefore has just started generating early revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, and has sustained net losses of $1,096,866 and $875,338 for the periods ended June 30, 2018 and 2017, respectively. As of June 30, 2018, the Company has current assets that exceed current liabilities by $355,894 which should fund at least 4 more months of operations. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of December 31, 2017 the cash balance exceeded the FDIC insured limit by $361,755.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  During the year ended December 31, 2017, an account receivable was determined to be uncollectable and a bad debt loss of $198,000 was recorded. As of June 30, 2018 and December 31, 2017, no associated allowances for doubtful accounts were established.

18

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2018, June 30, 2017, and December 31, 2017, and for the six-month periods ended June 30, 2018 and 2017

Other Receivable

Other receivable are primarily due from payment processors and gateways (e.g. Paypal, Stripe, Wefunder).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (www.legionm.com/store). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of June 30, 2018 and December 31, 2017 were $15,498 and $11,471, respectively.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period’s gross revenues for such production bear to management’s estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates.  As a result, the Company' financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value.  No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired As of June 30, 2018 and December 31, 2017. There were no Property and equipment additions during the periods ended June 30, 2018 and 2017. Depreciation expense totaled $4,840 and $4,638 for the periods ended June 30, 2018 and 2017, respectively.

	As of	As of
	June, 2018	December 31, 2017
Original Cost	$43,766	$43,766
Accumulated Depreciation	20,187	15,347
Book Value	$23,579	$28,419

19

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2018, June 30, 2017, and December 31, 2017, and for the six-month periods ended June 30, 2018 and 2017

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Revenue totaled $18,676 and $25,998 for the periods ended June 30, 2018 and 2017, respectively. Revenue for both periods was primarily derived from merchandise sales.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

20

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2018, June 30, 2017, and December 31, 2017, and for the six-month periods ended June 30, 2018 and 2017

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

In December 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the periods ended June 30, 2018 and December 31, 2017, the Company recognized no interest or penalties.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years, though given the Company’s 2016 inception only Tax returns for 2016 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of June 30, 2018 and December 31, 2017, the Company had total taxable net operating loss carryforwards of approximately $3,633,703 and $2,694,211, respectively. The Company is expected to pay Federal and California income taxes at rates of approximately 28% and 8.8%, respectively for the period ended June 30, 2018 and 34% and 8.8%, respectively for the period ended December 31, 2017 and has used an effective blended rate of 34.4% and 39.8% to derive a net tax asset as of June 30, 2018 and December 31, 2017 of approximately $1,498,813 and $1,292,838, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of June 30, 2018 and December 31, 2017. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

21

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2018, June 30, 2017, and December 31, 2017, and for the six-month periods ended June 30, 2018 and 2017

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of June 30, 2018 and December 31, 2017.

	As of June 30, 2018 (unaudited)	As of December 31, 2017 (audited)
Federal income tax rate	28.0%	34.0%
State income tax rate, net of federal benefit	6.4%	5.8%
Valuation allowance	-34.4%	-39.8%
Effective tax rate	0.0%	0.0%

	As of June 30, 2018 (unaudited)	As of December 31, 2017 (audited)
Deferred tax assets:
Stock based compensation	$225,580	$183,001
Organizational costs	24,518	32,480
Deferred revenue	0	4,134
Net operating loss carryforward	1,248,715	1,073,223
Net deferred tax assets	1,498,813	1,292,838
Less: Valuation allowance	(1,498,813)	(1,292,838)
Net deferred tax asset	$-	$-

In December 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the periods ended June 30, 2018 and December 31, 2017, the Company recognized no interest or penalties.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

22

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2018, June 30, 2017, and December 31, 2017, and for the six-month periods ended June 30, 2018 and 2017

	As of	As of
	June 30, 2018	December 31, 2017
Warrants	32,000	32,000
Options	306,742	279,242
Total dilutive securities	338,742	311,242

As all potentially dilutive securities are anti-dilutive as of June 30, 2018 and December 31, 2017, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS’ EQUITY

On April 12, 2016, the Company’s Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, “Class A Common Stock” and “Class B Common Stock,” with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

During the period from March 4, 2016 (inception) to December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of June 30, 2018 and December 31, 2017, 1,163,600 and 981,258 of these outstanding Class B Common Stock have vested, respectively. As of June 30, 2018 and December 31, 2017, these unvested shares vest over a weighted average period of 1.3 years and 1.8 years, respectively.

Additionally, in 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, The Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

The Company had a Regulation Crowdfunding and a Regulation A Funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings was $7.47 per share.  During the year ended December 31, 2017, 272,870 shares were sold generating $2,038,339. Additionally, 661 shares from these offerings were issued in 2018 generating $4,938

During the period from January 1, 2018 to June 30, 2018, The Company had an open Regulation Crowdfunding round and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings was $8.32 per share.  During this period, 76,461 shares were sold generating $636,156.

The Company received partial gross proceeds disbursement of funds committed from these equity offerings of $368,709 and $1,963,648 during the period ended June 30, 2018 and the year ended December 31, 2017, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder, the Company’s funding portal.  At the end of each month, there is a balance of funds held by Wefunder for future distribution to the Company.  The escrow balance net of fees to Wefunder as of June 30, 2018 and December 31, 2017, was $254,074 and $74,691, respectively.

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Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2018, June 30, 2017, and December 31, 2017, and for the six-month periods ended June 30, 2018 and 2017

As of June 30, 2018 and December 31, 2017, the Company had 526,940 and 447,818 of Class A Common Stock and 1,637,243 and 1,639,243 of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the “Plan”). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of June 30, 2018 and December 31, 2017, there were and 474,718 options available for issuance, respectively.

As of June 30, 2018 and December 31, 2017, the Company had issued and outstanding 306,742 and 279,242 options to purchase Class B Common Stock under the Plan, respectively.

	April	October	June	August	October	November	March	Weighted
Grant date	2016	2016	2017	2017	2017	2017	2018	Average
Options granted	59,000	160,772	24,800	19,670	12,000	3,000	27,500	306,742
Options forfeited or exercised	0	0	0	0	0	0	0	0
Weighted average vesting(months)	70	40	22	59	24	20	19	43
Weighted average exercise price	$0.01	$7.00	$7.47	$7.47	$7.47	$7.47	$7.47	$5.79

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The options expire 10 years after the date of grant. As of June 30, 2018, 109,423 of the outstanding options had vested with a weighted average exercise price of $5.38. As of December 31, 2017, 101,607 of the outstanding options had vested with a weighted average exercise price of $5.22. The remaining outstanding options will vest over a weighted average period of 36 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the periods ended June 30, 2018 and 2017 and the year ended December 31, 2017 are as follows:

	April	October	June	August	October	November	March	Weighted
Grant date	2016	2016	2017	2017	2017	2017	2018	Average
Risk free interest rate	1.22%	1.24%	1.77%	1.77%	1.91%	2.04%	2.64%	2.03%
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%	0%
Expected volatility	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6
Expected life (years)	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00
Fair value at grant date	$6.99	$3.59	$3.88	$3.88	$3.90	$3.91	$3.96	$4.33

The Company recognizes stock-based compensation on a straight-line basis over the options’ vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $197,024 and 156,144 for the periods ending June 30, 2018 and 2017, respectively.

Unrecognized share-based compensation expense was $656,428 and $761,251 as of June 30, 2018 and December 31, 2017, respectively. This unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 34 months and 40 months as of June 30, 2018 and December 31, 2017, respectively.

The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. As of June 30, 2018 and December 31, 2017, the issued and outstanding options have a weighted-average remaining life of 8.60 and 8.93 years, respectively.

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Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2018, June 30, 2017, and December 31, 2017, and for the six-month periods ended June 30, 2018 and 2017

Warrants

In June 2017, the Company issued 5,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $7.47 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of June 30, 2018 and December 31, 2017, all 27,00 and 22,500 warrants had vested, respectively. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $31,460 and $94,377 as of June 30, 2018 and December 31, 2017, respectively. Those values were recorded as an adjustment to additional paid-in capital and as marketing expense. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

As of June 30, 2018 and December 31, 2017, there was $0 and $31,460 of unrecognized share-based compensation expense, respectively. As of June 30, 2018 and December 31, 201. The unrecognized compensation expense as of December 31, 2017 was expected to be recognized over 4 months.

	April 12,	June 9,	Weighted
Grant date	2016	2017	Average
Warrants granted	27,000	0	27,000
Life (months)	24	0	24
Per share value	$6.99	$-	$6.99
Vested in 2016	9,000	0	9,000
2016 expense	$62,920	$-	$62,920

Warrants granted	0	5,000	32,000
Life (months)	24	1	20
Per share value	$6.99	$3.88	$6.50
Vested in 2017	13,500	5,000	18,500
2017 expense	$94,379	$19,400	$113,779

Warrants granted	0	0	32,000
Life (months)	24	0	20
Per share value	$6.99	$-	$6.50
Vested in 2018	4,500	0	18,500
2018 expense	$31,460	$-	$113,779

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

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Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2018, June 30, 2017, and December 31, 2017, and for the six-month periods ended June 30, 2018 and 2017

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We adopted the new standard effective January 1, 2018.

In June 2014, the FASB issued Accounting Standards Update No. 2014-12, “Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments when the terms of an award provide that a performance target could be achieved after the requisite service period,” (“ASU 2014-12”). Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a non-vesting condition that affects the grant-date fair value of an award. The new guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this ASU did not have any impact on the Company's consolidated financial position, liquidity, or results of operations.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the FASB issued ASU No.2015-17, “Balance Sheet Classification of Deferred Taxes”. The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. This ASU is not expected to have an impact on the Company’s financial results.

In November 2016, the FASB issued guidance that requires restricted cash to be presented with cash and cash equivalents in the statement of cash flows. The Company adopted the new guidance in fiscal 2017. No restatements are required for any prior period.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 27, 2018, the date the financial statements were available to be issued. Since June 30, 2018, the Company has received cash disbursements of $425,306 from Regulation Crowdfunding escrow holdings for 32,145 shares sold and issued prior to June 30, 2018 and 21,664 shares sold and issued in July and August 2018. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Next Step Financing Offering

As of September 2018, Legion M is preparing for new a round of equity crowdfunding under the JOBS Act. We expect that many successive rounds of funding will be needed to achieve the Company’s long-term goals.

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Item 4.	Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)

2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation

2.3	Amended and Restated Bylaws

4.	Form of Subscription Agreement (2)

6.1	Employment Agreement (Paul Scanlan) (3)

6.2	Employment Agreement (Jeff Annison) (4)

6.3	Employment Agreement (Terri Lubaroff) (5)

6.4	2016 Equity Incentive Plan (6)

6.5	Loan Agreement with Underground Labs (7)

(1)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex2-1.htm)
(2)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex4.htm)
(3)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-1.htm)
(4)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-2.htm)
(5)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-3.htm)
(6)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-4.htm)
(7)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-5.htm)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on September 28, 2018.

Legion M Entertainment, Inc.

/s/ Paul Scanlan
By Paul Scanlan, Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Paul Scanlan
Paul Scanlan, Director

Date: September 28, 2018

/s/ Jeff Annison
Jeff Annison, Director

Date: September 28, 2018

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